

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2024

Luke D'Angelo
Chief Executive Officer
AppTech Payments Corp.
5876 Owens Avenue
Suite 100
Carlsbad, CA 92008

> **Re: AppTech Payments Corp.**
> **Registration Statement on Form S-1**
> **Filed August 8, 2024**
> **File No. 333-281409**

Dear Luke D'Angelo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten at 202-551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew M. Tucker, Esq.